

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2014

Via US Mail and E-mail
Steven A. Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
460 Park Avenue, 17th Floor
New York, NY 10022

> **Re: Intellicell Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed December 23, 2014**
> **File No. 000-54729**

Dear Dr. Victor:

Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Please supplementally advise us that you will deliver and disclose in your proxy statement that you have delivered a copy of each document incorporated by reference. along with this information statement. Please refer to Item 13(b)(2) of Schedule 14A.

2. Please remove the paragraph on page 8 beginning with the sentence "[y]ou may request a copy of these filings, at no cost, by writing Intellicell Biosciences, Inc. at 460 Park Avenue, 17th Floor, New York, NY 10022 or telephoning the Company at (646) 576-8700."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director